

September 20, 2012

Via E-mail
Peter R. Porrino
Chief Financial Officer
XL Group plc
No. 1 Hatch Street Upper, 4th Floor
Dublin 2, Ireland

Re: XL Group plc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-10804

Dear Mr. Porrino:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
22 Taxation, page 203

1. You state that no withholding taxes are accrued with respect to the earnings of your subsidiaries arising outside the U.S., as it is the intention that all such earnings will remain reinvested indefinitely. Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 740-30-50-2 b. and c.

2. Please provide us proposed disclosure to be included in future periodic reports to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Peter R. Porrino
XL Group plc
September 20, 2012
Page 2

23 Statutory Financial Data, page 206

3. Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:
    - We believe that your inclusion of terms "preliminary" and "subject to revision" because many regulatory returns "are due later in 2012" is not appropriate. We do not believe that the timing of filing your statutory financial statements should affect the amounts required to be disclosed in your GAAP financial statements. Please confirm that you will not include this exculpatory language in future filings and provide us disclosure you would propose.
    - Disclose the amount of statutory net income or loss for each period as required by rule 7.03(a)(23)(c) of Regulation S-X.
    - Disclose the amount of consolidated retained earnings restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.
    - Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year or otherwise disclose how your current disclosure meets the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant